May 19, 2022

VIA EDGAR

Mr. Mark Wojciechowski

Ms. Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Pacific Green Technologies Inc.
Form 10-K for the Fiscal Year ended March 31, 2021
Filed June 29, 2021
Response letter dated March 11, 2022
File No. 000-54756

Dear Mr. Wojciechowski and Ms. Gallagher:

We are writing in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 2, 2022 relating to our company’s Form 10K filed with the Commission on June 29, 2021. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-4

1. We note your response to prior comment two explaining that you do not allocate depreciation and amortization expense to cost of goods sold or costs of services because you do not own or lease a manufacturing facility or equipment and because you have concluded that such expenses are not directly attributable to the generation of revenue. You also indicate that no portion of management and technical consulting fees are directly related to goods sold. However, it remains unclear how you concluded that these amounts are unrelated to the generation of revenue.

For example, you have disclosure on page 5 identifying various intangible assets underlying your products, which appear to include the patents, technical information and certifications listed on F-16, and on page 13 of your prior annual report, you explain that consulting fees paid for business development and technical support include a 20% commission on ENVI-Marine scrubber unit sales to significant clients.

Tell us how the considered the nature of the various intangible assets listed in Note 6, also the amounts paid for business development efforts, advisory services, and logistical support, and the salaries and wage expenses, in determining that these were not allocable to costs of product and service revenues. Please provide us with your accounting policy governing the recognition of costs of product and service revenues, and explain how the policy criteria were applied in evaluating such costs. Please also clarify how you view the excluded amounts relative to the guidance in FASB ASC 330-10-30-1 and 30-8, and FASB ASC 340-40-25-2 and 25-7, in determining that such costs would not be capitalizable as either inventory or contract costs, if this is your view.

Response: We have an accounting policy to amortize intangible assets straight-line over their estimated useful lives. Our intangible assets have broad applications and have applications that are not limited to our current revenue process, including the use of such patents and technical information for additional research and development which would contribute to the delivery of future products and services. Due to the various uses of the technology and patents and the overlay between such patents and technology, we are unable to allocate specific intangibles to specific products as any such allocation would be arbitrary. Therefore, this amortization has been considered a period cost and amortized straight-line over its estimated useful life regardless of the revenue generated.

Management and technical consulting fees include business development efforts, advisory services, and logistical support. In 2021, these fees were composed of two main components:

—	Director and general management fees, representing 37% of the balance in the year. These fees are paid to our directors, officers and advisors under contracts associated with head office functions that are considered to represent costs that would be more appropriately considered general and administrative and are period costs that do not vary directly with the revenue generated in a given period.

—	Commissions, representing 63% of the balance in the year. In accordance with the guidance in ASC 340-40, these costs would be considered to be incremental costs to obtain a contract with a customer. ASC 340-40-25-4 provides a practical expedient that allows a company to recognize such costs as an expense when incurred when the amortization period would have been less than one year. Based on the terms of this agreement and the timing of when these commission liabilities are incurred, we had concluded that the amortization period of this cost would have been less than one year, and thus, we have followed the practical expedient and expensed commissions as incurred. We would note that the contracts on which we pay these commissions are not the same contracts as those that have a significant financing component.

For employees that are directly involved in producing goods and providing services, we record their salaries and related expenses to the cost of goods sold. For employees working in general support functions, we record their salaries and wages as a component of operating expenses in the statements of operations.

Our cost of goods sold includes direct costs associated with creating products and services. In light of the Staff’s comment, we propose to present the commission amounts described above as part of Cost of goods sold in future filings, with retrospective reclassification of the prior amounts for comparative purposes. We will also add disclosure of the use of the practical expedient for commission costs to our note disclosures as required by ASC 340-40-50-5 to present more clearly our accounting for these costs.

2. We note your response to prior comment two indicating that historically your cost of services has been immaterial in proportion to total cost of goods sold, and proposing to include disclosure to clarify that your measure of costs of goods sold includes the costs of providing services. However, as revenues generated from service, design and engineering works represented about 40% of total revenues in 2020 and 16% in 2021, according to your disclosures on page F-20, it is unclear how costs of services are immaterial.

Please submit the analyses that you performed of the costs of product and service revenues for each period, and your computations of the product and service margins, in formulating your view on materiality. If margins are significantly higher for sales of services than for sales of products as suggested by your response, also submit the revisions that you propose to address the significant economic changes associated with the disparity in margins and downward trend in the provision of services in MD&A to comply with paragraph (b)(2) of Item 303 of Regulation S-K.

If you are able to substantiate your view on materiality after confirming that the measures are complete, in disclosing your combined presentation also clarify your rationale, i.e. you view on materiality, and use a label that encompasses both measures.

Response: We wish to inform the Staff that most of our revenues are generated from contracts associated with the sale of marine scrubbers. A contract for the sale of marine scrubbers includes three performance obligations related to revenue recognition: certified design and engineering work, acceptance of delivered equipment to customers, and acceptance of commissioned equipment – all three are part of the process to sell a scrubber product. The certified design and engineering work is not a standalone engineering service we have ever provided to a customer. Instead, our revenue related to these amounts in the years presented in the Form 10-K for the Fiscal Year ended March 31, 2021 specifically related to the delivery of marine scrubbers as it provides product engineering specifications to the manufacturing of marine scrubbers. The margin associated with the design and engineering performance obligation is consistent with the margin on the other performance obligations related to the marine scrubbers and we consider this performance obligation to be a portion of our sale of products. The remaining revenues are generated from services, including specific services provided to enable the continuing optimization and operation of marine scrubber systems, as well as design and engineering services for concentrated solar power contracts. Service revenues represented about 3.1% in 2021 and 0.3% in 2020. Therefore, we concluded that historically our cost of services has been immaterial in proportion to our total cost of goods sold.

We continue to evaluate the materiality of service revenue. For the year ended March 31, 2022, our service revenue became material. As a result, we intend to segregate service revenue and cost of goods sold in the disclosures in the financial statements for the year ended March 31, 2022.

Should the Staff have additional questions or comments, please do not hesitate to contact the undersigned at richard.fraser-smith@pacificgreen.tv.

Sincerely,

/s/ Richard Fraser-Smith
Richard Fraser-Smith
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)
Pacific Green Technologies Inc.

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